STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA
402 WEST BROADWAY	4695 MACARTHUR COURT
SUITE 400	ELEVENTH FLOOR
SAN DIEGO, CALIFORNIA 92101	NEWPORT BEACH, CALIFORNIA 92660
TELEPHONE: (619) 595-4882	TELEPHONE: (949) 798-5541
FACSIMILE: (619) 595-4883	FACSIMILE: (949) 258-5112
EMAIL: djs@slgseclaw.com
WEB: www.slgseclaw.com

March 28, 2008

William Thompson, Branch Chief

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 03-08

Washington, D.C. 20549

RE:	Noble Innovations, Inc.

Your Letter of September 6, 2007

Form 10-KSB filed April 2, 2007

Form 10-QSB filed August 20, 2007

File No. 333-118632

Dear Mr. William Thompson:

This correspondence is in response to your letter dated September 6, 2007 in reference to our filing of the Form 10-KSB Filed April 2, 2007 and Form 10-QSB filed August 20, 2007 on the behalf of Noble Innovations, Inc., File No. 333-118632.

Form 10-KSB for Fiscal Year Ended December 31, 2006

Facing Sheet

1.

Please revise to state the aggregate market value of voting and non-voting common equity held by non-affiliates computed by reference to a price at which your common equity was sold as of a specified date within the past 60 days. Refer to the Facing Sheet of Form 10-KSB.

Answer: We have updated the calculation as of April 2, 2007 and have noted the change on the Facing Sheet of Form 10-KSB.

Item 8A Controls and Procedures, page 17

2.

You state that your management evaluated the effectiveness of your disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. However, your chief executive officer and principal accounting officer only concluded that your disclosure controls and procedures were effective in “timely alerting him to material information required to be included in [your] periodic SEC filings.” Please also state, if true, that the same officer concluded the controls and procedures were effective in "ensuring that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issue’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.” See Exchange Act Rule 13a-15(e).

Answer: We have included additional disclosure stating that the same officer concluded that our controls and procedures ensures that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure

3.

We note your disclosure that your disclosure controls and procedures can provide “only reasonable, not absolute, assurance” of achieving the desired control objectives. Therefore, please further revise your conclusion regarding the effectiveness of your disclosure controls and procedures to reflect, if true, that the disclosure controls and procedures are effective at the "reasonable assurance" level. Please refer to Part II.F.4 of Final Rule Release 33-8238 for guidance.

Answer: We have removed the paragraph containing the statement “only reasonable, not absolute, assurance” to be consistent with the Final Rule Release 33-8238.

Independent Auditors' Report, page F-1

4.

Please have your independent auditors revise their opinion paragraph to identify the United States of America as the country of origin of the referenced generally accepted accounting principles. Refer to Codification of Auditing Standards section 508.08(h).

Answer: Our auditor’s opinion has been revised and we have included the updated opinion in the amended draft of the 10-KSB.

Statement of Changes in Stockholders’ Equity, page F-4

5.	It appears that you may have improperly accounted for the January 2007 stock split that was effected in the form of a stock dividend. In particular, the retrospective presentation of such stock split should not have increased additional paid-in capital or total stockholders’ equity in the historical periods presented. Moreover, your presentation of a $1.5 million reduction in total stockholders' equity during fiscal year 2006 for the fiscal year 2007 common stock dividend does not appear to be supported under GAAP. We would expect the retrospective application of the stock split to merely result in a reclassification between your common stock par and additional paid-in capital accounts during the historical periods. P1ease revise your financial statements accordingly. In making your revisions, please ensure the total cash, received from the issuance of your shares per the statement of changes in stockholders’ equity reconciles to your statements of cash flows and note 3 on page F-9. Refer, for guidance, to Chapter 7B of ARB 43.

Answer: We have reviewed your comment and have made the required changes to conform to GAAP. Further, we have reconciled the disclosure in note 3 to the statement of changes in stockholders' equity as well as the statement of cash flows whereby correcting the presentation of the retroactive impact of the 2007 stock dividend.

6.

Please advise us as to why you are showing the issuance of 4.9 million shares in connection with your public offering during fiscal year 2006. Based on the other disclosures throughout the document, we understand that you sold 980,000 shares in the offering, or 3.92 million shares after giving retroactive effect to the January 2007 stock split.

Answer: We have reviewed our calculation of the retroactive effect resulting from the stock dividend issued in January 2007 and have concluded the calculation to be correct based on the following:

Initial shares sold:	980,000
Stock divided:	980,000 X 4 = 3,920,000
Resulting shares:	980,000 + 3,920,000 = 4,900,000

Form 10-QSB for Period Ended June 30, 2007.

7.	Please address the comments above in your Forms 10-Q as applicable.

Answer: All presentation changes as discussed above have been incorporated as necessary in our June 30, 2007, form 10-QSB.

Condensed Consolidated Balance Sheet, page 1

8. Please remove your unamortized share based compensation account. Please note that SFAS 123(R) eliminated such contra-equity accounts. Compensation cost for the award should be recognized over the requisite service period with the total amounts of unrecognized compensation costs disclosed in the notes to financial statements. Refer to paragraphs 74 and A240 of SFAS 123(R).

Answer: We have reviewed the information provided in paragraph 74 of SFAS 123(R). It is our understanding that the guidance regarding the modified prospective application is specific to the presentation of the issuance of equity compensation that occurred prior to the required effective date of the revision and had an unamortized portion remaining on the balance sheet as of the implementation date. “Any unearned or deferred compensation (contra-equity accounts) related to those earlier awards shall be eliminated against the appropriate equity accounts” Further, we feel reporting the unamortized portion on the face of the balance sheet gives the reader a more thorough and clear understanding of the full value of the equity awards.

In connection with the response to your comments, Noble Innovations, Inc. (the “Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in filings;

•	Staff Comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe that our response addresses all of your concerns. If you have any additional questions, please do not hesitate to contact the undersigned at 619-595-4883.

Sincerely,

/s/ Donald J. Stoecklein

Donald J. Stoecklein

On behalf of Stoecklein Law Group